UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42289

Luda Technology Group Limited

Rooms 1604-1605, 16/F, YF Life Centre

38 Gloucester Road, Wanchai

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Chief Financial Officer

On October 5, 2026, the Board of Directors (the “Board”) of Luda Technology Group Limited (the “Company”) received and accepted the resignation of Mr. Yung Chi Man (“Mr. Yung”) from his position as the Chief Financial Officer of the Company effective immediately. Mr. Yung resigned for his personal consideration, and he confirmed that there are no disagreements with the Company on matters relating to the Company’s operations, policies or practices.

Appointment of Chief Financial Officer

On October 5, 2026, the Board of the Company approved the appointment of Ms. Liu Liangping (“Ms. Liu”) as Chief Financial Officer effective immediately. In connection with her appointment, Ms. Liu ceased serving as the Company’s Chief Operating Officer. Ms. Liu’s biographical information is set forth below:

Ms. Liu, aged 44, has served with a subsidiary of the Company since April 2007 and currently serves as the Company’s Chief Financial Officer. She served as our Director of the Company until her resignation on June 18, 2026, and as the Company’s Chief Operating Officer until October 5, 2026. Since September 2020, Ms. Liu has also served as Financial Director of Genius Development Workshop Company Limited. Ms. Liu is the spouse of Mr. Ma Biu, a director of the Company. She holds a Doctor of Business Administration and a Master of Business Administration from The Chinese University of Hong Kong, a Bachelor of Arts in Accounting from the University of Bedfordshire and Master of Arts from Southwest University.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luda Technology Group Limited

	By:	/s/ Ma Biu
	Name:	Ma Biu
	Title:	Chief Executive Officer

Date: October 7, 2026

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